Exhibit (a)(1)(G)

FORM OF CONFIRMATION LETTER TO ELIGIBLE HOLDERS
PARTICIPATING IN THE EXCHANGE OFFER

Date:

To:

From:	Cidara Therapeutics, Inc.

Re:	Confirmation of Acceptance of Election Form

Thank you for your submission of the Election Form. We confirm with this letter that we have accepted your Election Form. Subject to the other terms and conditions of the Exchange Offer, your Eligible Options will be cancelled and New Options will be granted to you immediately following the Expiration Time. Shortly, we will be providing you with a grant notice and award agreement for your New Options that contain the terms of the New Options (the “New Option Agreement”) as described in the Offer to Exchange Eligible Options for New Options, dated November 20, 2019 (the “Exchange Offer”). The New Option Agreement will be made available to you electronically in your E*Trade account in the coming weeks. Once available, please log into your E*Trade account to finalize acceptance of your New Option Agreement.

In the meanwhile, if you have any questions, please send an email to Options@Cidara.com or call Allison Lewis at (858) 249-7391.

Capitalized terms not otherwise defined herein shall have the meaning set forth in the Exchange Offer.